Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

facsimile	direct dial number
(212) 818-8881	(212) 818-8614
email address
ahudders@graubard.com

May 10, 2007

VIA EDGAR and FACSIMILE

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

(Mail Stop 7010)

Washington, DC  20549

Re:

Pacific Gold Corporation
Registration Statement on Form SB-2
Filed April 9, 2007
File No. 333-134357

Dear Mr. Schwall:

On behalf of Pacific Gold Corporation (“Pacific Gold”), we respond as follows to the Staff’s comment received by letter dated May 7, 2007 relating to the above-captioned registration statement.

Undertakings, Part II

1.

Please provide all of the applicable undertakings pursuant to Item 512 of Regulation S-B.  For instance, it appears that the undertaking pursuant to Item 512(a) is incomplete, and the undertaking pursuant to Item 512(g) is missing.

RESPONSE

The undertakings have been reviewed and amended to include the undertakings in Regulation S-B, 512(a) and (g).  Undertaking 512(a)(4) does not apply to this offering; therefore it has been omitted.

Securities and Exchange Commission

May 9, 2007

In connection with the Registration Statement, the Company acknowledges that:

(1)

if the Staff of the Commission, acting pursuant to delegated authority, declares the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

if the Staff of the Commission, acting pursuant to delegated authority, declares the Registration Statement effective, it does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

the Company will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew D. Hudders

Andrew D. Hudders

cc: Jason Wynn, Esq. - Via Fax 202-772-9369